Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Net loss	$(3,695)	$(34,509)	$(22,663)	$(22,110)	$(21,452)
Fixed charges	3,167	3,030	2,978	1,858	607
Total Earnings	$(528)	$(31,479)	$(19,685)	$(20,252)	$(20,845)
Fixed Charges:
Interest expense	$2,425	$2,288	$2,236	$1,151	$6
Portion of rent expense representative of interest	742	742	742	707	601
Total Fixed Charges	$3,167	$3,030	$2,978	$1,858	$607
Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—

(1)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of loss plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges by $3.7 million, $34.5 million, $22.7 million, $22.1 million and $21.5 million for the years ended December 31, 2017, 2016, 2015, 2014, and 2013, respectively.